CFT Securities, LLC

Agreed Upon Procedures

December 31, 2017

With Independent Registered Public Accounting Firm Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment
Reconciliation Required by SEC Rule 17a-5

CFT Securities, LLC
Table of Contents
December 31, 2017

withum+

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
CFT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by CFT Securities, LLC (the "Company") and SIPC with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 16, 2018

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

CFT Securities, LLC
Schedule of Assessment and Payments to the Securities Investors
Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
Year Ended December 31, 2017

SIPC-7- General assessment	$	3,064
Less:		
Payments made with SIPC-6		2,011
Total assessment balance due, paid with Form SIPC-7	$	1,053

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12 / Par IIA Line 9)	$	2,563,625
Adjustments to revenue to arrive at SIPC net operating revenues		(521,291)
SIPC net operating revenues	$	2,042,334
General assessment @ .0015	$	3,064